UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*

                              Derma Sciences, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    249827205
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                                 (CUSIP Number)

                                Raymond C. Hedger
                                 Hedger & Hedger
               2 Fox Chase Drive, P.O. Box 915, Hershey, PA 17033
                                 (717)534-9993
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 12, 2003
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                (Continued on following page(s))

CUSIP No.  249827205                                                Schedule 13D
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   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward J. Quilty    ###-##-####
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   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [  ]
                                                                       (b)  [  ]
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   3 SEC USE ONLY

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   4 SOURCE OF FUNDS*
         PF
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   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [  ]

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   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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   NUMBER OF SHARES        7   SOLE VOTING POWER

     BENEFICALLY                         844,990
                           -----------------------------------------------------
    OWNED BY EACH          8   SHARED VOTING POWER

      REPORTING
                           -----------------------------------------------------
     PERSON WITH           9   SOLE DISPOSITIVE POWER

                                         844,990
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER


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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         844,990
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.60%
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  14   TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  249827205                                                Schedule 13D

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"), whose principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey 08540.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Edward J. Quilty (the "Reporting Person"). Certain information with respect to the Reporting Person is set forth below:

       Name and Address:           Edward J. Quilty
                                   214 Carnegie Center
                                   Suite 100
                                   Princeton, NJ 08540

       Principal Occupation:       Chairman of the Board of Directors, President
                                   and Chief Executive Officer of the Issuer

       Criminal convictions:       None

       Civil proceedings:          None

       Citizenship:                United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The options to purchase the common stock of the Issuer described under Item 5 were granted to the Reporting Person without payment of consideration.

The source and amount of funds used to effect the purchase of the Issuer's common stock described under Item 5 were personal funds of the Reporting Person in the amount of $12,000.

ITEM 4.  PURPOSES OF THE TRANSACTIONS

The purpose of the reported, and all previous, acquisitions of the Issuer's Common Stock, together with options to purchase same, is investment without a view, presently or ultimately, to acquiring control of the Issuer. The Reporting Person serves as Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. In this capacity, the Reporting Person has proposed, and may in the future propose, candidates for election to the Issuer's board of directors.

There is no agreement or arrangement between the Reporting Person and the Issuer with respect to election of candidates proposed by the Reporting Person. The inclusion of such candidates in management's slate of directors to be submitted for consideration by the Issuer's shareholders is entirely at the discretion of the Issuer's board of directors.

CUSIP No.  249827205                                                Schedule 13D

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The following table sets forth shares of the Issuer's Common Stock as to which the Reporting Person maintains beneficial ownership. The Reporting Person maintains both voting power and dispositive power relative to all such shares:

                        Beneficial Common Stock Ownership
                        ---------------------------------

          Owned outright                                 335,684
          Exercisable options (1)                         20,000
          Exercisable options (2)                         40,000
          Exercisable options (3)                         76,055
          Exercisable options (4)                        135,000
          Exercisable options (5)                         12,000
          Exercisable warrants (6)                         6,250
          Exercisable warrants (7)                       220,001
                                                         -------

          Total beneficially owned                       844,990
                                                         =======

          Percentage of class beneficially owned          10.60%
___________________________
(1)      Exercisable at $4.00 per share.
(2)      Exercisable at $5.63 per share.
(3)      Exercisable at $5.93 per share.
(4)      Exercisable at $0.40 per share.
(5)      Exercisable at $0.61 per share.
(6)      Exercisable at $0.37 per share.
(7)      Exercisable at $0.85 per share.

On June 12, 2003 the Reporting Person purchased from the Issuer 24,000 shares of the Issuer's common stock, $0.01 par value, at a per share price of $0.50 for a total investment of $12,000. Previously, the Reporting Person had purchased in the same offering 60,000 shares of the Issuer's common stock at a per share price of $0.50 for a total price $30,000. The Reporting Person and approximately 20 other institutional and individual investors purchased 4,000,000 shares of the Issuer's common stock, in the same offering and upon identical terms, for a total investment of $2,000,000. The foregoing sales and purchases were effected in transactions not involving a public offering.

CUSIP No.  249827205                                                Schedule 13D


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/    Edward J. Quilty
                                                     ---------------------------
                                                     By:  Raymond C. Hedger, Jr.
                                                            Attorney-in-Fact
October 3, 2003


POWER OF ATTORNEY: incorporated by reference to Edward J. Quilty's Schedule 13D/A, Amendment No. 4, filed on September 11, 2000.